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                                                                 EXHIBIT (a) (8)

                              [POLK AUDIO LOGO]

                                          March 30, 1999

Dear Stockholders:

     Polk Audio, Inc. is offering to purchase up to 860,000 shares of its common stock (the "Shares") from existing stockholders for a purchase price of $12.00 per Share, net to the Seller in cash. The Company reserves the right, in its sole discretion, to purchase more than 860,000 Shares, although it has no current intention to do so.

     The Board of Directors of the Company believes that the public market has not responded to the sustained profitability of the Company and the Company's Shares have remained very thinly traded and have provided little liquidity for the Company's stockholders, particularly those stockholders with larger equity positions in the Company. In addition, because of the fluctuating pattern of earnings of the Company, the low price-earnings multiple accorded the Shares in the public market, and the low trading volume and illiquidity of the Shares, the Company has been unable to utilize the Shares effectively as a source of financing. For those reasons, the Company has been unable to realize the principal benefits of public ownership and the Company's management expects no change in the situation regarding the Shares for the foreseeable future.

     The Board of Directors also believes that there are considerable costs and detriments to the Company in remaining a public reporting company. In addition to the time expended by the Company's management, the legal, accounting and other expense involved in the preparation, filing and dissemination of annual and other periodic reports is considerable. Additionally, the Company's management believes that required public disclosures under the Securities Exchange Act of 1934, as amended (the "Exchange Act") give its competitors, some of which are not public companies, certain information and insights about the Company's operations which have helped them in competing against the Company.

     As of March 22, 1999, the Company had only 112 stockholders of record, substantially fewer than the 300 stockholder of record minimum which triggers public reporting obligations under the Exchange Act. Because of the reasons mentioned above and because of the very small stockholder base and infrequent trading activity of the Company's common stock, the Company intends to delist its common stock from trading on the American Stock Exchange ("AMEX"), to terminate the registration of the Shares under the Exchange Act, and thus cause the Company to become a private company.

     The Company intends to delist its stock from trading on AMEX and terminate the registration of the Shares under the Exchange Act regardless of whether the tender offer is consummated or of the number of Shares that may be purchased in the tender offer. The purpose of the offer is to provide stockholders with liquidity for their Shares prior to delisting and deregistration.

     On March 22, 1999, the last day the shares were traded prior to the announcement of the offer, the last reported sales price per Share for the Company's common stock on AMEX was $11.25. Any stockholder tendering Shares directly to the Depositary, whose Shares are purchased in the offer, will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any stockholders owning an aggregate of less than 100 Shares whose Shares are properly tendered directly to the Depositary and purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the AMEX.
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     The offer is explained in detail in the enclosed Offer to Purchase and
Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Depending upon the results of the tender, the Company reserves the right to, but is not obligated to, implement a subsequent merger, reverse stock split or other corporate transaction that will result in additional shares not tendered being converted into cash.

     Neither the Company nor the Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. However, the Board of Directors has determined that a price of $12.00 per share is fair from a financial point of view and moreoever has received an opinion from its financial advisor, Ferris, Baker Watts, Incorporated, that a price of $12.00 per Share is fair from a financial point of view.

     The offer will expire at midnight, eastern daylight time, on April 30, 1999, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call the Information Agent for the Offer, Georgeson & Company Inc. at 800-223-2064.

                                          Sincerely,

                                          George M. Klopfer
                                          Chief Executive Officer

Enclosures